No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice Concerning Changes in Representative Executive Officers, Directors and Officers.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 22, 2024

[Translation]

January 22, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Changes in Representative Executive Officers,

Directors and Officers

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Nominating Committee today made an internal decision on the following personnel changes in its Directors to become effective as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2024, and that its Board of Directors today decided on personnel changes in its Representative Executive Officers, Executive Officers and Operating Officers to become effective as of April 1, 2024.

The personnel changes in Directors to become effective as of the date of the Ordinary General Meeting of Shareholders scheduled to be held in June 2024 shall be formally determined at that Ordinary General Meeting of Shareholders, and the personnel changes in Executive Officers to become effective as of such date shall be formally determined at a meeting of the Board of Directors scheduled to be held on that same day.

Particulars

1. Planned Personnel Changes in Representative Executive Officers

<As of April 1, 2024>

Persons to be Representative Executive Officers

Name	Current Title	New Title
Noriya Kaihara	Director, Senior Managing Executive Officer	Director, Executive Vice President and Representative Executive Officer

Reason for personnel change:

To further accelerate our transformation into a company that can achieve new growth and new value creation under the new management structure.

2. Planned Personnel Changes in Directors

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2024>

Candidate for Director to be newly appointed

Name	Current Title	New Title
Eiji Fujimura	Executive Officer	Director, Managing Executive Officer
Jiro Morisawa	Operating Executive	Director
Mika Agatsuma	Managing Partner of IBM Japan, Ltd.	Director

Eiji Fujimura is scheduled to be promoted from Executive Officer to Managing Executive Officer as of April 1, 2024.

Mika Agatsuma is candidate for Outside Director as defined under the provisions of the Enforcement Regulations of the Companies Act of Japan.

Director to retire

Name	Current Title
Seiji Kuraishi	Chairman and Director
Masafumi Suzuki	Director

3. Planned Personnel Changes in Executive Officers

<As of April 1, 2024>

Executive Officers to be promoted

Name	Current Title	New Title
Noriya Kaihara	Senior Managing Executive Officer	Executive Vice President and Representative Executive Officer
Eiji Fujimura	Executive Officer	Managing Executive Officer

Executive Officers to be newly appointed

Name	Current Title	New Title
Ayumu Matsuo	Operating Executive	Executive Officer
Minoru Kato	Operating Executive	Executive Officer
Yutaka Tamagawa	Operating Executive	Executive Officer
Kazuhiro Takizawa	Operating Executive	Executive Officer
Katsuto Hayashi	Operating Executive	Executive Officer
Takashi Onuma	Operating Executive	Executive Officer

Executive Officers to retire

Name	Current Title
Mitsugu Matsukawa	Managing Executive Officer
Noriaki Abe	Managing Executive Officer
Taro Kobayashi	Managing Executive Officer

<For Reference>

Compositions of Directors and Officers as of April 1, 2024 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2024

Name	As of April 1, 2024	As of the date of the Ordinary General Meeting of Shareholders
Toshihiro Mibe	Director, President and Representative Executive Officer	Director, President and Representative Executive Officer
Shinji Aoyama	Director, Executive Vice President and Representative Executive Officer	Director, Executive Vice President and Representative Executive Officer
Noriya Kaihara	Director, Senior Managing Executive Officer*[1]	Director, Executive Vice President and Representative Executive Officer
Eiji Fujimura	Managing Executive Officer*[1]	Director, Managing Executive Officer*[2]
Seiji Kuraishi	Director	—
Asako Suzuki	Director	Director
Masafumi Suzuki	Director	—
Jiro Morisawa	Operating Executive	Director*[2]
Kunihiko Sakai	Director*[3]	Director*[3]
Fumiya Kokubu	Director*[3]	Director*[3]
Yoichiro Ogawa	Director*[3]	Director*[3]
Kazuhiro Higashi	Director*[3]	Director*[3]
Ryoko Nagata	Director*[3]	Director*[3]
Mika Agatsuma	—	Director*[2,3]
Katsushi Inoue	Senior Managing Executive Officer	Senior Managing Executive Officer
Keiji Otsu	Managing Executive Officer	Managing Executive Officer
Masayuki Igarashi	Managing Executive Officer	Managing Executive Officer
Kensuke Oe	Managing Executive Officer	Managing Executive Officer
Manabu Ozawa	Managing Executive Officer	Managing Executive Officer
Hironao Ito	Managing Executive Officer	Managing Executive Officer
Ayumu Matsuo	Operating Executive*[2]	Executive Officer
Minoru Kato	Operating Executive*[2]	Executive Officer
Yutaka Tamagawa	Operating Executive*[2]	Executive Officer
Kazuhiro Takizawa	Operating Executive*[2]	Executive Officer
Katsuto Hayashi	Operating Executive*[2]	Executive Officer
Takashi Onuma	Operating Executive*[2]	Executive Officer

*[1]	To be promoted
*[2]	To be newly appointed
*[3]	Outside Directors

Resume of Representative Executive Officer to be newly appointed

As of January 22, 2024

Noriya KAIHARA

Date of Birth:    August 4, 1961 (62 years old)

Professional Experience:

April	1984	Joined Honda Motor Co., Ltd.
April	2013	Operating Officer, Honda Motor Co., Ltd.
April	2013	Chief Quality Officer, Honda Motor Co., Ltd.
June	2013	Operating Officer and Director, Honda Motor Co., Ltd.
April	2014	Chief Officer for Customer Service Operations, Honda Motor Co., Ltd. Head of Service Supervisory Unit for Automobile Operations, Honda Motor Co., Ltd.
April	2016	Chief Officer for Customer First Operations, Honda Motor Co., Ltd.
June	2017	Operating Officer, Honda Motor Co., Ltd. (resigned from position as Director)
April	2018	Managing Officer, Honda Motor Co., Ltd. Chief Officer for Purchasing Operations, Honda Motor Co., Ltd.
April	2020	Head of the Business Supervisory Unit, Automobile Operations, Honda Motor Co., Inc.
April	2021	Chief Officer for Customer First Operations, Honda Motor Co., Ltd. Risk Management Officer, Honda Motor Co., Ltd.
June	2021	Managing Executive Officer, Honda Motor Co., Ltd.
October	2021	Managing Officer, Honda Motor Co., Ltd. Chief Officer for Regional Operations (North America) , Honda Motor Co., Ltd. President, Chief Executive Officer and Director, American Honda Motor Co., Inc.
April	2023	Senior Managing Executive Officer, Honda Motor Co., Ltd.
June	2023	Director, Senior Managing Executive Officer, Honda Motor Co., Ltd.

Number of shares held : 90,600 shares

*	Current responsibilities in boldface